 QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.1

     Statements made in this conference call, other than those concerning historical financial information, should be considered forward-looking and subject to various risks and uncertainties. Such forward-looking statements are based on management's beliefs and assumptions regarding information currently available. The Company's actual results could differ materially from those expressed in the forward-looking statements. Factors that could cause results to vary include, among others, those identified in the Company's filings with the Securities and Exchange Commission. The Company has no obligation to publicly update or revise any of the forward-looking statements that may be in this news release. Notwithstanding the foregoing, the safe harbor for forward-looking statements provided for in the Private Securities Litigation Reform Act of 1995 does not apply to forward-looking statements that are made in connection with a tender offer, including the tender offer to be commenced by the Company for all Musicland Stores Corporation's shares.

    This conference call is neither an offer to purchase nor a solicitation of an offer to sell shares of Musicland Stores Corporation. Musicland Stores Corporation stockholders are advised to read the tender offer statement and the solicitation/recommendation statement regarding the acquisition referred in this news release, which will be filed with the SEC. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/ recommendation statement will contain important information, which should be read carefully before any decision is made with respect to the offer. Musicland Stores Corporation stockholders will be able to obtain a free copy of the tender offer statement, the solicitation/recommendation statement and certain related documents when they become available from the Company and Musicland Stores Corporation and at the SEC's Web site at www.sec.gov.

THE FOLLOWING IS A TRANSCRIPT OF A PORTION OF A CONFERENCE CALL HELD BY THE COMPANY ON DECEMBER 12, 2000 IN CONNECTION WITH THE RELEASE OF THE COMPANY'S THIRD QUARTER 2001 EARNINGS.

BEST BUY COMPANY INC.
DECEMBER 12, 2000
9:00 A.M. CST

Moderator	Ladies and gentlemen, thank you for standing by and welcome to Best Buy's third quarter earnings conference call for fiscal year 2001. At this time all participants are in a listen only mode. Later, we will conduct a question and answer session. As a reminder, this call is being recorded for playback and will be available at 12:30 p.m. Central Time today. I would now like to turn the conference over to Mr. Richard Schulze, Chairman and CEO of Best Buy. Please go ahead, sir.
R. Schulze
Thank you, Leah, and good morning, everyone. With me today are Allen Lenzmeier, our Chief Financial Officer; Brad Anderson, our Corporation's President and Chief Operating Officer; Kevin Freeland, future President of Musicland; Wade Fenn, our Executive Vice President of Marketing; John Walden, the President of our BestBuy.com subsidiary; Susan Hoff, our Senior Vice President and Investor Relations Officer; Darren Jackson, our Senior VP of Finance; and Marc Gordon, our Vice President and Corporate Controller.

Before we begin this morning's call, I want to remind everyone that many of the comments that we make this morning, both in prepared remarks as well as our Q&A will contain some forward-looking statements that are subject to risks and uncertainties. We'll also be discussing our announced agreement to acquire Musicland Stores Corporation. With that announcement, we're not offering to purchase Musicland shares. Formal tender documents, which will contain that important information is going to be available from Best Buy, Musicland and the SEC Web site once they're filed.

First of all, the last 90 days have been extremely exciting for us. They've included our entry into the New York area as well as the announcement of our long-range strategic plan, which as you now understand include acquisitions as well as international expansion. We'd like to expand on these items this morning.

I'm going to turn it over to Allen in a moment so that he can provide a brief recap of our third quarter financial performance and I will give you an overview of the sales environment for all of our product categories. Then we're going to add some insight into the transactions that we announced last week. Of course, as is our practice, we'll conclude by answering as many questions as time allows this morning. Allen?
*******
R. Schulze
Moving onto some discussion about our strategic expansion announcement last week, we're obviously, all disappointed by Wall Street's reaction. Thursday's announcement provides an important opportunity for our company to add more than $10 billion in incremental sales from these three strategies during this current decade.

These sales are in addition to our previously announced goal of $26 billion in sales by fiscal 2004. These sales and profit opportunities are expected to come from a totally differentiated customer segment without significant cannibalization of Best Buy's existing sales base.

These new sales will benefit from our position as the country's largest retailer of digital and entertainment products. In addition, our partnerships with important manufacturers provide us the opportunity to develop digital products, services, and connections.

The ability to leverage our national infrastructure for distribution, administration and services should also lead to improved operating margins. Musicland's more than 1,300 stores adds over 300 million customer touch points to our own bringing us in contact with more than 600 million customer visits each year.

We're going to gain a younger consumer, in particular, the mall shoppers, ages 15 to 30, who spend a large amount of their discretionary income on music, entertainment and of course, technology products. We've also established a two-stage transformation strategy, which includes the remerchandising of the Sam Goody Stores with an expanded assortment of consumer electronics products to compliment the basic software and other products that are currently carried.

This includes the addition of digital entertainment products such as personal electronics, gaming, MP3 players and a wide variety of related accessories. As the entertainment industry moves toward down streaming as another meaningful way to deliver audio and eventually video entertainment content, we expect to be in a much stronger position to partner with the labels to add value. Thus becoming a much stronger part of the digital future.

Our value add is going to come in the form of the sales of new digital technology products, breaking new artists and selling subscription services for digital downloading of entertainment. These changes enhance our ability to monetize the down streaming of entertainment products. We're confident in our ability to operate multiple formats, both in the mall and rural areas with products where we developed an industry leading position.

We also gained Musicland as well as Magnolia's management expertise in running smaller store as well as mall based formats. We're particularly excited about the opportunity to expand the rural market strategy and grow the base of 200 On Cue stores by approximately 75 stores per year to an expected total of 1,000 stores over the next ten years. We are currently studying the long-term repositioning of the On Cue brand identification. These 6,000 square foot locations are three times the size of their closest rural competitor.

We anticipate that the addition of exciting new products including telecommunications, digital imaging and photographing, digital broadcast satellite, gaming, Internet appliances as well as connections and of course, digital down streaming are going to enable us to more than double the productivity of these existing stores.

Overall, our recent announcements provide us with an immediate opportunity to begin developing strategies to provide shareholder growth over the long-term. I would like to ask Allen now to provide some additional details on our recent acquisition announcement. Al?
A. Lenzmeier
First I'd like to discuss some of the financial elements of our strategic announcements last week. With regard to the Musicland transaction, we expect that the tender offer will begin within the next several weeks. We anticipate that the transaction will close in the first calendar quarter of next year. The impact on our results for the fourth quarter will be somewhat dependent on the timing of the transaction closing. We currently expect that integration planning and store transformation cost will have the greatest impact on the fourth quarter.

As we stated last Thursday, we expect about a $0.05 per share dilution impact in the fourth quarter. As we look to next year, we expect that as integration efforts and transformation projects progress the dilution effect of those projects will be felt the most in the first three quarters of the fiscal year. This is when integration efforts are at their peak and Musicland has experienced seasonally lower earnings.

Other elements having a dilutive impact include lower interest income as a result of the cash used to complete the transaction and the amortization of goodwill. We expect that the impact of these items will be relatively constant throughout the year.

In the aggregate, these items are expected to be approximately $50 million after tax. We would expect dilution of $0.20 to $0.25 in the first three quarters and an equal amount of accretion in the fourth quarter, thereby resulting in this basically being non-dilutive for fiscal year 2002. We anticipate that year two will be accretive by $0.15 to $0.20 per share.

Turning back to Best Buy's business, our last guidance we provided for the fourth quarter earnings was the $0.90 per share we gave last month. We are updating that to reflect the expected $0.05 per share dilution for the Musicland transaction announced last week, thus resulting in a number of $0.85 per share for the quarter.

The next three weeks are obviously key to both the month and the quarter's performance. We will have a better read on the quarter's expected financial performance when we announce December sales on January 4th. Before we open it up for Q&A, I'd like to turn it back to Dick for some closing comments.
R. Schulze
Thank you, Allen. I'd just like to reiterate that our company's vision for the future Best Buy enterprise is to be at the many intersections where consumers find their lives connecting with technology. The opportunity for us to move into international markets, to reach an entirely new customer with new concepts and through new channels of distribution substantiates our presence as the preeminent technology and entertainment player in the world.

This concludes our formal presentation and our operator, Leah, is standing by to queue up your questions in the order in which they are received. Of course, as we have in the past as a group will answer as many questions as time allows. Thank you once again for your participation and of course, we wish each and every one of you a wonderful holiday season. Leah?
Moderator	One moment please for the first question and that will come from Matt Fassler from Goldman Sachs. Please go ahead.
M. Fassler	Good morning. How are you?
R. Schulze	Good morning, Matt. Just great, thanks.
M. Fassler
I have a couple of questions. First of all, it seems like you've withheld judgment on the fourth quarter outlook. Is there any sense that you can give us on the way the promotional tone has progressed over the past six or seven weeks or at least since you last spoke with us about current business about a month ago?
R. Schulze	Maybe I can defer that to Wade. He's closer to each one of the product categories because I think what you'll find is that it has definitely varied by competitor and by product category.
W. Fenn
I think as a whole, the competitive environment has not changed much. We have been less competitive than we were in the November time period. There's obviously during December an important trade off between how much revenue and how much profit dollars you want to capture and we're doing our best to optimize what that number is. But I would say as a whole there's not been a significant change in the competitive environment save our probably reduced amount of focus on the software category.
M. Fassler
Fair enough and as a quick follow-up to that, you clearly made the sales numbers that you had initially set out to make at the outset of the quarter with some impact on gross margin. Al, it seems like your guidance on the Musicland deal is essential unchanged from where it was three or four weeks ago.

As you think about strategically how you're going to get there, would you expect that the sales line also remains on plan or on the revised plan? Or would there be more of a shift toward margin from the top line as you look forward?
A. Lenzmeier
I think it's probably a combination of things, Matt. I think when we previously communicated $0.90, we also indicated assumptions of mid single comps. Obviously, given the current environment and what you read about in terms of what other, most of the other major retailers are experiencing in terms of the softness, we're pretty much aligning, I think with most other retailers in terms of that.

But at the same time like Wade indicated, we're not being quite as aggressive in some of the categories that we were in the month of November and we've also got the ability, obviously to adjust our SG&A expenses. So it's a combination of probably being a little bit more cautious on the top line in return for maybe not being quite as aggressive with some of the gross margin as well as doing a better job of managing expenses. So it's a combination of all three.
M. Fassler
And one final quick question, as you look forward to next year, it seems likely that we at least start the year with a fairly subdued consumer spending environment. What thought process is going into your expense planning to next year? Are you scaling back at all in some of the more discretionary items that you might look at?
A. Lenzmeier
Definitely, you hit it right on the head really. I think we're going to be very cautious in terms of top line growth and we're going to manage business from a SG&A standpoint pretty aggressively so that we are taking a very hard look at all kinds of discretionary expenses and focused on the things that are going to give us a fairly immediate return. We've made a significant amount of investments, in which I call, strategic system and processes over the last couple of years.

Now is the time to start reaping some of the benefits of those investments as well as just doing a better job of controlling and managing expenses. In this type of environment, that's something we've got to do. We've done it before and we're very confident that we can bring our SG&A in line with what the current business conditions dictate.
R. Schulze
Looking back, Matt, over the last four to five years, you know that we've been doing a lot of investment spending to improve the internal management of our infrastructure, the development of processes to improve efficiencies and productivity. While we are obviously all looking to continue to increase returns based on those expenditures and new, our senses going forward that those expenditures are now in place, the systems, the processes, the personnel that are required to drive a better outcome are solidly there. We feel that this is the time precisely, for us to take a long hard look at how much more can and should we be spending going forward. Accordingly, let's reap as much as we can from where we've invested historically.
M. Fassler	Great, thank you very much.
R. Schulze	Next question.
Moderator	That will come from David Schick from Robinson Humphrey. Please go ahead.
R. Schulze	Morning, David.
D. Schick
Hello, good morning. I was wondering if you could talk a little bit about, more detail about the dot-com environment? How is that coming in versus plan on absolute dollar spent? That would be my first question and what are you going to do for your plans for next year on that line?
J. Walden
David, it's John Walden. I can help you with that. I think relative to this year, we're pretty much on target with where we expected to be in terms of overall investment and the impact it had on the company. That continued to be the case in the third quarter that we just talked about. I think we feel pretty good about it going to the next year because substantial parts of what we've done in the first year has been investing in the kinds of infrastructure Dick just described.

We built the infrastructure. We're handling traffic. We're processing orders. We're handling a lot of visitors and we've also demonstrated that we can attract consumers. So as we go into next year, I don't think BestBuy.com will be treated much differently than a lot of other investment areas in the company. We feel good about what we've invested. We feel good about what it can provide us in the future and that will allow us to invest substantially less next year in servicing consumers through that channel.
D. Schick
Okay, great. As a follow up to that, one of the things we obviously see just on the television ads is sort of a focus on the competitive advantage of BestBuy.com. Could you talk about what you're seeing and the actual results? Are consumers taking advantage of that? Do you have some sort of metric that you can talk about?
J. Walden
Well, I've got some general sense that I can describe for you. We're seeing substantial amounts of traffic, even greater than we expected. As Dick suggested, we're consistently seeing ourselves in the top five in terms of visitors, unique and general visitors among all e-commerce sites. And we're also seeing through surveys that we're doing and research of consumers in the store that substantial parts of consumers' purchases in the store are being impacted to some degree by having visited our Web site.
So we are seeing that it's having an impact. We're seeing that consumers are taking advantage of things like picking up in the store, particularly in places where we don't offer shipping promotions.

So we are starting to see in reality some of the vision that we had early, which is the interplay among the channels is really what's going to be impactful to consumers, not the notion that they can focus on one channel at the expense of another.

So in general, we're starting to see some of that come to life but I would tell you I think that over the next year we'll start to see even more of that and we'll start to start focusing on individual metrics that we can begin to talk about.
R. Schulze
David, I think it's reasonable that we drop back and remind everyone when we decided it was appropriate for us to put out the absolute finest dot-com Web presence that we could muster. We invested in strong leadership. We invested in a strong professional team. We spent a lot of time integrating that team with our baseline teams that were providing the services and products to our consumers through the retail stores. The intent was always that we wanted to be where those consumers of ours are inclined to want to take advantage of our products and services.

So what John and the entire dot-com team is doing is creating capability for those consumers to have it their way, anywhere, anyhow, anytime. I think what we're really facing, going forward is the evolution of consumers feeling increasingly more comfortable about buying more products and services online. I think that's just a process and a time line that's going to be required to reach that outcome.

So we think, because of our market share leading position in three of our four major categories, the inclination is going to be for consumers to want to visit us first, gather as much information and data as possible and then select the best way to access these products and services, either directly or through the retail store.

As John has said from the very beginning, it doesn't matter to him, nor does it matter obviously to any of us, how our customers choose to access these products and services. We just want to do it for them, more comprehensively, better, faster, quicker and I think we're going to see a continued building throughout next year of more and more business coming our way through our Web site because of the capability and the information that we're providing our customers, just a way to create a higher level of loyalty and personalize the relationship.
D. Schick	Thanks very much.
R. Schulze	Thank you.
Moderator	Our next question is from Susan Quilty from Morgan Stanley. Please go ahead.
R. Schulze	Hello, Susan.
S. Quilty	Hello, good morning. How are you?
R. Schulze	Just fine.
S. Quilty
I had a question on digital television, maybe for Wade. It seems like with the commoditization that we're seeing in some of the more straightforward future products like DVD, digital televisions is taking on even more importance in terms of the long-term staying power of the product cycle for you. Wondering if you can give us some sense for, one, what percentage of your big screen TV sales today are digital?

Two, if you see any catalyst, are we any closer on the programming side or the standard side to making this product more than just a replacement product? Then finally, are you still comfortable with the 14% of total sales being digital in the fourth quarter? Thanks a lot.
R. Schulze
Let's start with the last question. The 14%, I would say as a whole we're on track, as far as tracking towards that total digital number. I would absolutely agree with your first statement with the commoditization of DVD, digital television is going to continue to be even more important going forward. The television business as a whole continues to be one of the healthiest businesses we're in where we're seeing both revenue unit and margin expansion all at the same time.

I will try to track down here, I've got probably in front of me somewhere the specifics of our mix of digital television but our market share in large screen television both digital ready and digital continues to grow at a healthy pace, particularly in the bigger home sector where we're now approaching 20% market share nationally.

So overall, I think the trends are good and have been healthy in the television business for us. We expect them to continue to be a driver. We expect that DVD will probably commoditize relatively quickly and therefore, this will be an important driver for us.

I think if you follow what's happened in the boutique comps over the course of the last year or so, essentially, we follow them in terms of the product cycle. So within the next couple of years, I think you'll see a lot of that digital television mix, as price points come down, shift from a boutique strategy into our channel.
S. Quilty	Wade, do you think that the key barrier here is still price points or do you think that it's the lack of programming, a deal with cable, etc.? Do you see any progress on that in 2001?

W. Fenn
Well, I think customers seem to be willing to step up and purchase digital ready product and the advice they get from everyone is essentially wait to spend up in many cases because you could use the set top box in the future that may be less expensive and give you the programming that you want. I think programming is still an issue but I think for our customer who tends to want to upgrade and wants to buy the better product, I think that digital television is going to be a strong category for us next year.
S. Quilty	Great, thanks a lot.
R. Schulze	Thank you, Susan.
Moderator	The next question comes from Allen Rifkin from Lehman Brothers. Please go ahead.
A. Rifkin
I have a couple of questions. So that we have some sort of benchmark in which to gauge you at a future point in time, the $0.20 to $0.25 accretion in Q4 that you spoke of, what specific operating measures, let's say is that based on with respect to the Musicland Group in terms of maybe same store sales or even store productivity numbers? Would you be able to give us some color there?
D. Jackson
Hello, Allen. It's Darren Jackson. I would think of it on three dimensions. So as Dick said before, the seasonality of Musicland where they earn roughly 80% of their profits in the fourth quarter, a big driver if you just look pro forma, would suggests $0.20 accretive based on history. That's in part just the seasonality of the business.

Now that's going to be offset by goodwill charges and interest and other transformation cost but our remerchandising efforts, putting in the MP3 players and other things like that will drive incremental sales, which will get the rest of the accretion in the fourth quarter.
A. Rifkin	How much incremental sales though? I guess that's what I'm trying to...
K. Freeland
This is Kevin Freeland. The sales plan that we have for next year would look at the base business declining 3%. So anticipate negative 3% comps through the beginning portion of the year. Toward the fourth quarter, the total overall impact on the business that we would see for the transformation efforts would be about an offset in essence to that shrinking comps in the fourth quarter.

But to Darren's point, the bulk of the accretion and dilution change is the way that we built the model right now. Needless to say the goodwill is amortized equally each quarter. The lost interest affects us equally each quarter.

The cost for the integration and the cost for the remerchandising are forced into the first three quarters of the year and that compares to a historical trend that 80% of their profits and they had roughly $100 million pretax in their last completed year, occurs in the fourth quarter is the shift. That shift should remain historically for us as we go forward in that the following year you should see, again, the goodwill amortization hitting us on an equivalent basis each quarter but the bulk of the earnings going and centered around the Christmas selling season.
R. Schulze
Allen, we'd like you to think of this in terms of an evolutionary process that is really not unlike that of Best Buy when our earnings where really weighted toward the holiday selling season and we struggled to break even and restrain the actual operating losses that we incurred during the first and second quarter, in particular in preparation for the third and fourth.

We understand what they're going through. We've been there and as we've tried to communicate as best we could a week ago, this purchase isn't made for us just to touch new customers in the sale of software in malls in rural America.

This is all about transforming a business that will lessen its dependency on any one category, lever off the customer base that naturally frequents this store and in five years by 2005, we fully expect that the total sales from each and every one of these strategies is going to be something closer to 2/3 all new products from what they have today and probably only as many as a 1/3 actually coming from the baseline software business.

So as this evolution takes place, we'll smooth out these earnings irregularities, we'll obviously reduce pressure from on our own first three quarters and we'll level it out so that this company's productivity will increase substantially.

As we pointed out in our prepared remarks, we expect fully to at least double the productivity that's presently in place from all of these strategies over the next four to five years and of course, that's not going to happen without a meaningful infusion of new products that we think register real, real well with these customers and of course, it's all businesses that we know very, very well.

That's why we're so confident. We think we can pull all this together in a meaningful way because it's our major business, it's relationships with our major suppliers and it will all operate underneath the halo of our Internet capability, which we think is going to propel our customer relationship management to all new levels. At the end of the day, we think that's the tiebreaker. It's building the loyalty that's going to come from our ability to communicate personally at some point in time with hundreds of millions of consumers that are the right age with the right interest levels spending money on these kind of products.
*******
Moderator	And that comes from Scott Ciccarelli from Gerard Klauer Mattison & Co., Inc. Please go ahead.
S. Ciccarelli
Thank you. Hello, got a question for you. First of all, how soon could we actually see some changes in your relationship with these appliance vendors? Obviously, you have to take on a lot of cost on the backend. How quickly could we see a change assuming we're going to stay in that business? That's number one.

Number two, this is probably a tougher question. Obviously, there's a lot of moving pieces but, Dick, I recall you making a comment that you are still looking for, let's call it 25% earnings growth and Al kind of inferred that we're going to see a little more challenge to the top line growth. So can you be anymore specific about your outlook for next year? Is it simply too early? Or can you at least give us some barometers of what kind of assumptions you are laying in for your own budgeting purposes? Thank you.
R. Schulze
I think in terms of next year, it's probably too early to speculate on that and we would prefer to wait until the holiday season is behind us and we'll be in a much better position, I think to address what our assumptions and expectations are going to be going into next year's fiscal year in terms of top line as well as earning's growth.

M
On the appliance question, I'll say that we completed a preliminary assessment using Andersen Consulting and know where the different value targets are and are now working on our strategies to get that. From a realistic standpoint, we're probably still six months away from really implementation of a lot of those initiatives because they require us going through another product cycle, which really doesn't begin in many cases until the spring.
S. Ciccarelli
Okay, and the last question kind of has to do with PC pricing comments you made. Obviously, we're seeing, let's call it more and more these 'Internet appliances' hitting the marketplace. Do you see these having any kind of impact on let's call it the ISP for your home office category?
R. Schulze
I think this we didn't talk about but I think we can. We signed up over 370,000 MSN customers during the quarter. So the answer in terms of impact on our own ISP sign ups is no. Obviously, we're establishing connections relationships with all of these different devices, not just the PC device. So we would expect in the future to be a part of content and application and connection streams for all devices whether they be a desktop or other types of devices that consumers consume content on and get connected to the Web.
M
Scott, I also wanted to come back and just comment that we as senior management and our board of directors, clearly understand where we believe we have to be to continue to remain in the top quartile of the best in American retail. Both of these acquisitions that we made clearly were made from the premise that we expect them to be accretive long-term and substantially contribute to the increasing after tax return that our company drives.

Now we had a lot of discussion about what it's going to take to make that happen. How are we going to transform it? What can its upside be? Of course, until you get into it and you actually demonstrate it clearly, we know that we can't confidently stand here today tell you quarter by quarter year by year what that number is going to be.
But it no way diminishes the confidence we have in our strategy at Best Buy, what we intend to build through Best Buy, how we continue to evolve it more profitably.

I think you know how adaptive and how flexible, not only our store structure is but our management team and our people are. We're going to go where we have to go to be the best in this business and we're all committed to get there. We're trying as best we can to balance new growth opportunities with the existing base of business in an economic environment that's gotten more challenging in the last quarter and probably isn't going to right itself all of a sudden in a month or two.

If things break more positively relative to the macroeconomic environment, we think the growth momentum is going to continue to come back naturally to our sector, which is where the excitement is. When that happens, we think we're in a position to really take advantage of it.

I can tell you that Kevin and his team clearly understand that they've got a major job in the repositioning and the transforming of the Musicland stores to reach a viral strong profitable outcome. So we want growth engines working on both sides that are core to our main business and we do understand what it takes to maintain the earning's momentum to keep us at the highest level of multiple expansion that we can create for our shareholders.

So it's not lost on us. We clearly weighed that very carefully. We had a lot of engaging discussions with our board, with our senior management team. I can tell you that this company is unified in the direction of understanding what it takes to get this done and work towards a successful financial outcome. We are committed to it.
S. Ciccarelli	Thanks, guys.
R. Schulze	Next question.
Moderator	And that will come from Peter Caruso from Merrill Lynch. Please go ahead.
P. Caruso
Good morning. Dick, you indicated disappointment with the stock market's reaction to the Musicland acquisition but one of the reasons why the market may be concerned is that you haven't talked about how much test data you have on sales and profit impact of adding hardware to Sam Goody, if they have been doing that and what the trends have looked like with respect to making those kinds of changes.

Then secondly, could you talk about distribution of this hardware to these mall based stores? Are you going to be able to tap into the existing expense structure that you have or is it going to take a lot more capital investment? Thanks?
K. Freeland
Peter, this is Kevin Freeland. A couple of things, there have been a number of tests that Musicland has done historically and is engaged in currently. There are some elements of the tests that we don't believe went far enough to get an effective read to compare to what it is that we're taking a look at. The way that we approach the modeling is we have a number of different ways to triangulate in on it. We have consumer data that aligns with the consumers, the demographic of the consumers in the malls, looking at how they spend within our Best Buy stores.

Secondarily, we have the market share just containing the mall sector in isolation where the lion share of our products are sold in the likes of Sears, Radio Shack, Software Etc., Electronic Boutique and the like. We have had an opportunity to take a look at, in combination with the test that they performed, the size of the industry in the malls today, how those consumers react within our Best Buy stores and have created a model that in essence points the way to how to remerchandise these stores.

But it is not something that we have a bona fide test. One of the things that drew us to the Musicland acquisition and take Sam Goody most notably, they have 200 million customer visits each year so it's a very high traffic, very visible entity within the mall taking an off brand opening it in the mall would not have been a valid test of how those consumers would react. Specifically, they've taken an enhanced assortment of consumer electronics in the last several quarters. We're comping up 20 plus percent in those categories and we've been able to then to extrapolate from there.

A couple of other metrics that we had, the mall based stores sell about $300 overall per square foot. Whereas, there are retailers in the mall such as Radio Shack or the gaming concepts such as Software Etc. and the like that are anywhere to $500 to $1,000 per square foot. So it is our intent to take the knowledge that we have on these products within the Best Buy concept and transfer them into the mall environment.

On the rural side, we actually have specific market data of some of the performances of competitors in that area, most notably in digital broadcast satellite that would indicate that that's actually the center of where that market exists and have a different strategy for their On Cue that would be specifically tailored to the rural consumer.
R. Schulze
We also see, Peter, some opportunity obviously in the fiscal management of the inventory. I think you know that back four or five years ago, Kevin was the individual that was responsible for transforming our inventory management system and improving materially our turns from at that point, just slightly north of four, to what as you heard Allen say this morning is now north of seven, creating the kind of cash capability that we have.

It's the same Kevin that's going to be looking at inventory turns at Musicland that are now about two with new systems capability and infrastructure along with experience that we bring to that. We're going to look very carefully at what it's going to take to begin to make marked improvement in the turn of the overall inventory, obviously creating appropriate cash.

I can also tell you from a cost perspective, I had long and engaging discussions with Jack Eugster, the CEO at Musicland, who has had direct and initial discussions with the major mall landlords and developers. The three or four largest, which is the majority of their landlords, all of which are extraordinarily excited about what we talked about in transforming the strategy and demonstrated an immediate willingness to sit down and understand the economic changes that are going to impact these stores going forward.

So we will be having meaningful and engaging discussions with the landlord communities to talk about the sea changes that are going on in this business and how these economics are going to change. So we're real optimistic that these developers and mall owners/ operators, many of whom are our same landlords will come to support and understand the kind of change in fixed cost operation that's going to be required in order to make this strategy work.
M
On your question on the distribution side, we currently have about a 700,000 square foot facility that's located down near Indianapolis. At this point, I think it's about 50% utilized so it does have the capacity to do more business out of there including distribution of electronic products. We also operate a software distribution center in Minneapolis here for all of our stores. So we think there's probably a significant amount of synergies in terms of doing a more efficient job from a distribution standpoint in servicing both Best Buy as well as Musicland. There are a number of different options that we have available to us in terms of distribution.
R. Schulze
Electronic fulfillment is an issue also, Peter. Their Franklin, Indiana DC is all set up to do order pick for electronic fulfillment off the Internet and of course, as you know we presently use third party providers. John and his team have had to negotiate separate contracts with third party people to get small electronic products delivered. We've had an ongoing relationship with a California third party distributor to be able to handle some of the software stuff for us.

So there's a meaningful economic opportunity just being able to consolidate the fulfillment side of the business into our own house. So that's certainly another opportunity that will go along with this. So Kevin has identified synergies that he sees flowing through the next two years and obviously, we aren't in a position to capture all of them in the first year. I wish we were but the reality is that some of the major pieces are systems driven and are also tied to ongoing evaluations.

What is our capacity need going to be and how can we best pull together the comprehensive total of the big picture down the road four or five years from now to determine exactly how we're going to reposition some of the physical infrastructure that may be more efficiently handled somewhere else or in an individual capability as opposed to multiple capabilities. But all of that, we would expect should be filtered out here within a two year period of time and will continue to give us economic benefit.
*******
Moderator	And our next question comes from John Glass from Deutsche Banc. Please go ahead.
J. Glass
Thanks, a couple of questions. One, with respect to ..., can you elaborate on how the labor model changes in these new Sam Goody stores and have you factored that into the equation as you've given the fourth quarter accretion guidance?
K. Freeland
John, this is Kevin Freeland. Yes, we have. We started off and did market studies of the existing labor in all four concepts, contrasted that to their next nearest competitor or competitive set. So the volume of their concepts are dramatically different. They have 2,500 square foot stores and 45,000 square foot stores and have a plan laid out that has the complexity of the businesses increase as the years go by that the composition and compensation of the labor pool shifts as that product mix occurs. And would intend to basically match off with the competitors we're aiming toward in terms of the compensation of their employees today. So yes, that was factored into the model.
R. Schulze	That doesn't have any impact on the fourth quarter. Those changes don't start happening until next fiscal year.
J. Glass	Okay, so you will sell incremental digital products or consumer electronics but you're not going to add labor to sell them, is that correct?
K. Freeland
The fourth quarter numbers that we've stated, we're anticipating that the close of the transaction would occur somewhere through the month of February. So as a result we would have two weeks of transition.
M
But in the fourth quarter next year, most of that product for the fourth quarter next year will be less dependent on skilled selling. What Kevin's talking about is a model that builds into the future that will also include some higher skill levels of sales in the stores.
K. Freeland
Yes, I apologize, John. Let me elaborate. The remerchandising that we have anticipated for next year is presuming that we have several issues not yet addressed. We would not have the complete change out of the IT systems in the store for the most complicated transactions, would not have repositioned the look and the feel of the store and would not have completely addressed the issues of the compliment of labor in the store.

But there are a whole host of categories that we compete in today that we would categorize as self service that are anticipated to flow into the stores next year, have a significant and positive impact on the results next year. While in parallel, we are in essence addressing those three constraints in a significant number of test stores next year with the transformation of the labor, the IT infrastructure and the look of the store beginning to occur in calendar '02.

J. Glass
So right now Musicland's operating margins are north of 5%. So they're about 100 basis points ahead of Best Buy's. Do you anticipate that differential to continue through the future? Does it shrink or does it grow as you evolve this concept?
D. Jackson
Hello, John. It's Darren Jackson. I would think of it this way. They should grow. It's a store that roughly does north of $200 a foot, very high fixed costs. So if you double the productivity as we said in our earlier remarks, the flow through instead of being an 8% EBITDA type of flow through, it should approach 20% as you drive that productivity because it has such a high fixed cost element.

Now to Kevin's point, as we invest in upgrading some of the labor that will chew into some of that profitability but the incremental flow through from those increased sales to the profit line should be much higher.
J. Glass	Got you. Last question is do you plan on closing any of the Musicland stores?
M	As of this point we have no stores slated for closing other than the routine repositioning that they've been undergoing for the last several years.
J. Glass	Okay, thank you.
R. Schulze	Thank you, John. Next question.
*******
Moderate	And that will come from Doug Gordon from Banc of America Securities. Please go ahead.
D. Gordon	Hello, everybody. A couple of quick questions. Actually, one just real quick clarification question, the $0.05 dilution in Q4, that assumes a essentially end of quarter close, the February close?
M	It probably assumes something like somewhere around a February 1st close so there's probably one month of Musicland operations in there.
M
It could change slightly, I guess if the closure went out a little bit further. It might be another penny or two if the close actually occurred in March, reduction, it would be like something less than $0.05.
D. Gordon	Right, because there's obviously like lawyer costs and things of that nature that are going to hit it no matter when it closes, correct?
R. Schulze	Exactly, yes, some of the integration costs and some of the transformation stuff that we've already started. They're going to be there. That's fixed.
D. Gordon
Okay, if you back out kind of the $0.15 in Q3 from New York and some other things and then you kind of assume what the growth rate, about 13.5% and then you plug that into Q4 and then you subtract off the nickel, you're actually assuming for a little bit better scenario in Q4 versus Q3. I'm wondering if it goes back to being slightly less promotional in Q4 or some of the expense levers that you talked about you'll be able to pull pretty quickly.
R. Schulze
Well, we mentioning we opened up 40 stores in the quarter, in addition New York. You've got a lot of other new store openings. So a lot of that store opening cost is behind us, although I think in the press release we said we're going to probably have about ten stores that we're still going to have open and those are basically going to be right at the end of February.

So we'll still have some preopening but it will be preopening for 10 stores versus 40. Frankly, we started the SG&A expense watch already in terms of trimming down cost and so forth in view of what we think is going to be a cautious consumer environment.

D. Gordon
I know John is sitting right there. I'm wondering if the Internet space is one where you still plan on investing today as much as you thought you might invest back towards the beginning of the year in Q4?
J. Walden	I'm sorry your question is do we still expect the fourth quarter to be the same level of investment we...
M	No, how's our Internet expenditure going to play out compared to what we initially expected? Is that a fair...
D. Gordon	Yes, that's very fair.
J. Walden
Yes, I think in general over the course of the year it's going to be pretty much on target. We will, like everybody else be looking at SG&A and trying to make sure the infrastructure is as sufficient as we can but in general, as we said, it's generally in line with what we expected early in the year.
R. Schulze	That's for this year. How about for next year?
J. Walden	For this year.
D. Gordon
Okay, and then just the one last question I have is obviously you got a lot more sharper on pricing in the music end and the DVD category. I'm wondering if you have any evidence as to, I realize, it's a different, customer mall versus free standing, but what type of impact that had in Musicland? If that may impact your pricing decisions in consumer electronics down in the future and also music and DVD software?
R. Schulze
Actually, that was probably pretty good news from our vantage point. Kevin can elaborate on the details but I think what we did learn, Doug, is that there is meaningful installation from the mall based operator to those outside the mall. Kevin, maybe you might want just to comment a little bit about what happened in November.
A. Lenzmeier	Being we haven't bought them yet, I don't think it's appropriate for us to be commenting on Musicland's business in the quarter.
R. Schulze
Okay, we'll stay away from specifics...but the comment about being insulated from the outside world, Doug, is definitely true for them. They obviously believe they have a different customer set that allows them to continue to provide the legal of service that those customers believe is in important and they've been able to maintain a delta pricing wise over what goes on outside the mall. We would expect that delta will remain in place.
D. Gordon	Okay, great, thanks a lot and have a good rest of the year.
R. Schulze	Thank you. Next question.
*******
R. Schulze
Thank you, Don. We'd like to thank everyone for your participation today on the conference call and once again, from everybody at Best Buy, we wish each and everyone of you a wonderful, healthy, happy and certainly prosperous holiday season. Thank you.
M	Thank you.
Moderator
Ladies and gentlemen, this conference is available for replay after 12:30 Central Time today through December 13th at midnight. You may access the AT&T executive playback service at any time by dialing 1-800-475-6701 and entering the access code of 549309. International participants may dial 320-365-3844 and use the same access code 549309. That does conclude your conference for today. Thank you for your participation and for using AT&T Executive Teleconference. You may now disconnect.

QuickLinks

BEST BUY COMPANY INC. DECEMBER 12, 2000 9:00 A.M. CST